MANAGEMENT PROXY CIRCULAR

Unless otherwise indicated, the following information is given as at July 28, 2008 and all amounts in dollars refer to Canadian currency.

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular (the “Circular”) is provided in connection with the solicitation by the Management of Neptune Technologies & Bioressources Inc. (the “Company”) of proxies to be used at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the notice of Meeting and all adjournments thereof. It is expected that the solicitation will be maid primarily by mail. However, directors, officers and employees of the Company may also solicit proxies by telephone, fax, e-mail or in person. The cost of solicitation of proxies will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Company. Each shareholder is entitled to appoint a person, who need not be a shareholder, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. To be valid, the duly completed form of proxy must be deposited at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. on September 23, 2008. The instrument appointing a proxy-holder must be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporate body, by its authorized officer or officers.

A shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time up to and including the last business day preceding the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such Meeting, on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

In the absence of any direction to the contrary, shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted FOR: (i) the election of directors; (ii) the appointment of auditors; (iii) the resolution approving, upon the conditions stipulated in the Circular, the Exchange (as such term is defined in the Circular) which will be effected by the offer by Acasti Pharma Inc. (the “Subsidiary”) to all of the holders of Notes, (as such term is defined in the Circular) to purchase the Notes at a price equal to the Notes’ value, payable by the issuance by the Subsidiary of a maximum of 9,380,355 Class A shares of the Subsidiary and of 9,380,355 Series 2 warrants (as such term if defined in the Circular); (iv) the resolution approving By-Law Number 2008-1, repealing and replacing section 3.06 of By-Law Number 1 and (v) the resolution approving the repricing of stock options to purchase a total of 850,000 common shares of the Company. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the notice of Meeting and with respect to other matters that may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Management Proxy Circular, management of the Company knows of no such amendments, variations or other matters.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either:

(i)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(ii)

in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Company has distributed copies of the Notice of Meeting and this Management Proxy Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company for this purpose. Non-Registered Holders will either:

(a)

typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The Non-Registered Holder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)

less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

VOTING SHARES

As at July 28, 2008, there were 37,521,421 issued and outstanding common shares of the Company, each entitling its holder to one (1) vote. The Company has chosen July 28, 2008 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting. Any registered shareholder of record as at the close of business on the Record Date will be entitled to receive notice of the Meeting.

PRINCIPAL SHAREHOLDERS

As at July 28, 2008, to the best knowledge of the Company, the following companies beneficially owned, or controlled or directed, directly or indirectly, voting securities carrying 5% or more of the voting rights attached to the Company’s common shares:

Name and address of Shareholder	Number of Common Shares held	% of Common Shares
Northern Rivers Capital Management Inc. Royal Bank Plaza North Tower, Suite 2000 200 Bay Street, P.O. Box 66 Toronto, Ontario, M5J 2J2	7,107,965	18,94%
GFX Trust 139, Place Ducharme Rosemere, Québec J7A 4H8	3,549,000	9.46%
Gestion Harland Inc. 139, Place Ducharme Rosemere, Québec J7A 4H8	1,927,000	5.14%

PRESENTATION OF FINANCIAL STATEMENTS

The annual audited financial statements for the fiscal year of the Company ended May 31, 2008 and the report of the auditors will be placed before the Meeting. The annual financial statements of the Company are included in the Company’s 2008 Annual Report which was mailed to shareholders who requested the Annual Report and which is also available on SEDAR at www. sedar.com.

The Company wishes to inform its shareholders that on August 21, 2008, the Board of Directors of the Company approved the change of its fiscal year end from May 31st to February 28th, subject to approval of the governmental authorities.

ELECTION OF DIRECTORS

The Board currently consists of six (6) directors. The persons named in the enclosed form of proxy intend to vote for the election of the five (5) nominees whose names are set forth below. Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause. All of the persons named in the table below are currently members of the Board of Directors.

The following table sets out the name and the province and country of residence of each of the persons proposed to be nominated for election as director, all other positions and offices with the Company held by such person, including the committees of the Board, his or her principal occupation, the year in which the person became a director of the Company, and the number of common shares of the Company that such person has advised are beneficially owned, directly or indirectly, or over which control or direction is exercised by such person as at the date indicated below.

Name, province and country of residence and position with the Company	Principal Occupation	First year as director	Number of common shares beneficially owned or over which control is exercised as at July 28, 2008

Henri Harland (4) QC, Canada President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	1998	2,162,111(1)

Ronald Denis(2) (3) (4) QC, Canada Director	Chief of Surgery at Hôpital du Sacré-Coeur in Montréal	2000	45,000

Michel Chartrand (2) (3) (4) QC, Canada Director	President of Groupe Pharmessor Inc.	2006	10,000

Michel Timperio (2) (3) (4) QC, Canada Chairman of the Board and Director	President and Chief Executive Officer of Technological Building Structures TBS Ltd.	2000	123,233

Daniel Perry (2) (3) (4) Tours, France Director	General Manager of Sociéte du Vivier des Landes Inc.	2000	43,333

(1)

Of this number, 1,927,000 shares are controlled by Gestion Harland Inc., a company controlled by Mr. Henri Harland. In addition 2,989,000 shares are controlled by Gestion GFX, which is controlled by GFX Trust, as well as 560,000 shares which are owned by this same GFX Trust, of which Mr. Henri Harland is one of the four (4) trustees.

(2)

Member of the Audit Committee.

(3)

Member of the Compensation Committee.

(4)

Member of the Corporate Governance Committee.

The information as to shares beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Company and has been furnished by the respective

The following is a brief biography of the nominees:

Henri Harland- President and Chief Executive Officer and Director

Mr. Henri Harland has been a director as well as the President and Chief Executive Officer of the Company since its incorporation on October 9, 1998. He is the founder of the Company and has been involved in the krill research project since 1991. For the last ten years he has held the position of President and Chief Executive Officer of Gestion Harland inc., a financial engineering group. Previously, he acted as an independent financial consultant for companies in different industrial sectors in both North America and Europe guiding them through recapitalization, financing and business development

Dr. Ronald Denis- Director

Dr. Ronald Denis is Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal. Since 1987, Dr. Denis has also been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Michel Chartrand - Director

Since 2004, Mr. Michel Chartrand has been the President and Chief Executive Officer of Groupe PharmEssor inc. which includes, due to a recent merger, Gestion Santé Services Obonsoins inc. and Groupe Essaim inc., two important Quebec pharmacy franchisors in the Province of Quebec. From 1998 to 2004, Mr. Chartrand was the Executive Vice-President of Gestion Santé Services Obonsoins inc.

Michel Timperio - Chairman of the Board and Director

Since 2001, Mr. Michel Timperio has been the President and Chief Executive Officer of Technological Building Structures TBS Ltd., a company which manufactures and develops wooden structures for the American market, and has also held the position of Vice-President of Strategic Development with the same company.

Daniel Perry - Director

Since March 1993, Mr. Perry has been General Manager of companies operating recreational/tourism complexes in France. Mr. Perry is also a specialist and consultant for different corporations in marketing new products on the European continent.

None of the foregoing nominees for election as director of the Company:

(a)

is, or has been, within the last ten years, a director, chief executive officer or chief financial officer of any company that:

(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer ; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

is, or has been, within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(c)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of the foregoing nominees for election as director of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

SHARES HELD BY OTHER EXECUTIVE OFFICERS

As at July 28, 2008, to the best knowledge of the Company, the following executive officers of the Company held, directly or indirectly, the following number of common shares of the Company:

Name and Title	Number of Common Shares held(1)
Andre Godin Vice President Administration & Finance	701,250
Fotini Sampalis Chief Scientific Officer	256,250
Frédéric Racine Controller	1,500

(1) The information as to shares beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Company and has been furnished by the respective executive officers of the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

Compensation of Directors

Only external directors and external members of the Board and of committees receive a fee of $500 per Board or Committee meeting for attendance in person or $250 if the director is present by phone. However, the Chairman of the Board receives $1,000 and each Committee Chairman receives $750 per meeting when they act as Chairman. In addition, only external directors are paid an annual fixed compensation of $10,000. As at July 28, 2008, the external directors of the Company were Mr. Ronald Denis, Michel Timperio, Daniel Perry and Michel Chartrand. However, the Chairman of the Board received, in addition to the per meeting fee, an annual fixed compensation of $20,000 instead of $10,000.

Compensation of Officers

Executive Compensation

The following summary compensation table provides information concerning compensation paid to the President and Chief Executive Officer, the person acting as Chief Financial Officer and the three members of upper management most well paid (collectively, the “Named Executive Officers”) for services rendered to the Company for the fiscal years ended May 31, 2008, 2007 and 2006.

Summary Compensation Table

		Annual Compensation			Long term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options	Shares or Units Subject to Resale Restrictions	LTIP(2) Payouts ($)	All Other Compensation ($)
Henri Harland President, Chief Executive Officer and Director	2008 2007 2006	$ 315,000 $ 279,700 $ 252,882	See Note 8 $ 140,000 $ 100,000	- - -	0 390,000 350,000	N/A N/A N/A	N/A N/A N/A	- - -
André Godin Vice-President Administration and Finance	2008 2007 2006	$ 170,000 $ 149,850 $ 137,000	See Note 8 $ 37,500 $ 25,000	- - -	0 180,000 350,000	N/A N/A N/A	N/A N/A N/A	- - -
Fotini Sampalis Chief Scientific Officer (3)	2008 2007 2006	$ 215,000 $ 189,827 $ 175,000	See Note 8 $ 47,500 $ 30,000	- - -	0 180,000 350,000	N/A N/A N/A	N/A N/A N/A	- - -
Donald Allard Vice-President Sales and Marketing (4)	2008 2007 2006(5)	N/A $ 135,000 $ 12,980	N/A - -	- - -	0 65,000 100,000	N/A N/A N/A	N/A N/A N/A	- - -
Thierry Houillon Vice President Nutraceutical(7)	2008 2007(6)	$ 213,000 $ 6,769	See Note 8 -	$50,000 -	0 445,000	N/A N/A	N/A N/A	- -

(1)

All salaries were paid in Canadian dollars.

(2)

Long Term Incentive Plan.

(3)

Ms. Sampalis has been Chief Scientific Office since October 12, 2007. Prior to October 12, 2007, she was Vice-President Research and Business Development.

(4)

Mr. Donald Allard ceased to be Vice-President Sales and Marketing on July 20, 2007.

(5)

Period of May 1, 2006 to May 31, 2006.

(6)

Period of February 19, 2007 to May 31, 2007.

(7)

Mr. Houillon has been Vice President Nutraceutical since October 12, 2007. Prior to October 12, 2007, he was Vice-President Business Development Functional Foods.

(8)

It is expected that the bonuses for the financial year ended May 31, 2008 will be determined at the next meeting of the compensation committee to be held in September 2008.

Employment Agreements

The Company has employment agreements in place with each Named Executive Officer, being Mr. Henri Harland, the President and Chief Executive Officer, Dr. Fotini Sampalis, the Chief Scientific Officer, Mr. André Godin, Vice-President of Administration and Finance and Mr Thierry Houillon, Vice-President Nutraceuticals. The terms negotiated for the fiscal year ended 31 May 2008 include annual salaries of $ 315,000, $ 215,000, $ 170,000, $ 213,000 respectively, potential annual bonuses based on specific objectives determined and approved by the Board of Directors and standard non-competition, non-solicitation clauses and Intellectual Property undertakings, each including a $ 250,000 penalty in the event of breach.

Options Granted to the Named Executive Officers during the Most Recently Completed Fiscal Year

During the fiscal year ending May 31, 2008, the Company did not grant any options to the Named Executive Officers.

Options Exercised by the Named Executive Officers in the Last Fiscal Year and the Fiscal Year End Option Value

The following table sets out the details on the Name Executive Officers who exercised options during the fiscal year ended May 31, 2008 and the value of the options held by the Named Executive Officers at that date.

Name	Shares Acquired on Exercise	Value Realized(1) ($)	Unexercised Options at Fiscal Year End Exercisable / Unexercisable (number)	Values of Unexercised in-the-Money Options at Fiscal Year End Exercisable / Unexercisable ($)
Henri Harland	-	-	718,250/291,250	1,426,290/525,295
André Godin	56,250	114,187	296,500/211,500	520,455/428,885
Fotini Sampalis	56,250	114,187	592,750/210,250	1,418,092/425,098
Donald Allard	-	-	-/-	-/-
Thierry Houillon			262,000/223,000	8,400/2,800

(1) The Aggregate value realized equals the deferred benefit and corresponds to the difference between the market price and the exercise price at the moment of exercise, the taxable gain is deferrable until the effective disposition of the underlying shares.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at May 31, 2008, the share-based compensation plans of the Company pursuant to which shares can be issued from treasury. The information has been consolidated by category of share-based compensation plan, namely, the plans providing for the issuance of common shares previously approved by the shareholders and those not having been approved by the shareholders. It must be noted that there is no plan which has not been approved by the shareholders. The number of shares which appears at in the line “Share-based compensation plan” refers to the Company’s stock-option plan.

Plan category	(A) Number of shares to be issued following the exercise of outstanding stock options (common shares)	(B) Mean strike price of outstanding stock options ($)	(C) Numbers of shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (common shares)
Share-based compensation plan approved by the shareholders	4,460,917	2.59	1,117,458
Share-based compensation plan unapproved by the shareholders	N/A	N/A	N/A

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or who was at any time during the fiscal year ended May 31, 2008, a director, executive officer or senior officer of the Company or a subsidiary thereof, and no person who is a nominee for election as a director of the Company, and no associate of such persons is, or was as of May 31, 2008, indebted to the Company or a subsidiary of the Company, nor is, or was as of May 31, 2008, any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or a subsidiary of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Management Proxy Circular, “informed person” means: (i) a director or executive officer of the Company; (ii) a director or executive officer of a person or corporation that is itself an informed person or subsidiary of the Company; (iii) any person or corporation who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or corporation as underwriter in the course of a distribution; and (iv) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Company’s knowledge, no informed person of the Company, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Company, or in any proposed transaction that could materially affect the Company or its subsidiaries, or in any matter to be acted upon at this Meeting.

As of June 1, 2002, the Company entered into an agreement with a shareholder (a company controlled by the President and chief executive officer of the Company), to pay it royalties on a semi-annual basis for an amount equal to 1% of the Company’s annual revenues, for an unlimited period.  The amount to be paid annually may not exceed the Company’s net earnings before interest, taxes and amortization.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Company has subscribed to liability insurance for its directors and officers covering their liability which may be incurred in connection with their functions, subject to the relevant provisions of the Companies Act, part 1A (Quebec). The total insurance coverage is of $ 10,000,000 per insurable period. Each claim is subject to a $ 25,000 deductible per event for the Company’s directors and officers as a whole. The premium paid by the Company for the current year of coverage (from 25 December 2007 to 25 December 2008) is of $91,215.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee is composed Mr. Michel Chartrand, Mr. Ronald Denis, Mr. Michel Timperio and Mr. Daniel Perry. Except for Mr. Michel Timperio who is Chairman of the Board of the Company, no  member of the committee is an officer or employee of the Company.

REPORT ON EXECUTIVE COMPENSATION

The compensation of the Company’s executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields.

The Chief Executive Officer makes recommendations to the Compensation Committee as to the compensation of the Company’s executive officers, other than himself, for approval by the Board. The Compensation Committee makes recommendations to the Board as to the compensation of the Chief Executive Officer, for approval, in accordance with the same criteria upon which the compensation of all other executive officers is based.

Executive compensation is usually comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the degree of achievement of objectives set by the Board of Directors, generally based on actual vs budgeted results. Generally, new stock option grants do not take into account the number of outstanding options.

The members of senior management are eligible for specific performance compensation bonuses representing a variable percentage of the revenues generated in the six years following the execution of major agreements with strategic partners.  The amount to be allocated is determined by the president and chief executive officer, after consultation of the Board of Director and compensation committee members, among the individuals having played a key role in the strategic alliance and/or major agreements.

A compensation plan is in negotiation between the Named Executive Officers and the Compensation Committee covering resignation, retirement or any other termination, as well as a change of context and/or a change of responsibilities.

The compensation of the President and Chief Executive Officer is reviewed by the Compensation Committee, which make recommendation to the Board of Directors in that regard. The President and Chief Executive Officer’s salary is based on comparable market consideration and the Compensation Committee’s assessment of his performance, with regard to the Corporation’s financial performance and progress in achieving strategic performance.

The above report is submitted on behalf of the Compensation Committee by the directors whose names appear below:

Michel Chartrand	Ronald Denis	Michel Timperio	Daniel Perry

PERFORMANCE GRAPH

On May 31, 2008, the closing price of the common shares of the Corporation on the TSX Venture Exchange was $3.28 per share. The following graph shows the cumulative return of a $100 investment in common shares of the Corporation, made on May 31, 2003 on the TSX Venture Exchange, compared with the total return of the TSX-V Index (“TSX-V”) and the Amex Biotech Index (“Amex”) for the period shown on this graph.

REPORT ON AUDIT COMMITTEE

Audit Committee’s Charter

The Charter of the Audit Committee is annexed to this circular as Schedule “A”. The Charter was adopted by the Board of Directors on June 6, 2007.

Composition of the Audit Committee

The Audit Committee is currently composed of four (4) members of the Board of Directors: Mr. Ronald Denis, Mr. Michel Timperio, Mr. Daniel Perry and Mr. Michel Chartrand. From the experience as described above in section “Election of Directors”, the Company believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

Under Regulation 52-110 Audit Committees (“Regulation 52-110”), a member of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

All of the persons named above, with the exception of Mr. Michel Timperio, are independent under Regulation 52-110. Mr. Timperio, as Chairman of the Board of Directors is deemed, under Regulation 52-110, to be an executive officer of the Company and thus not independent. The Board of Directors has determined that all have sufficient financial proficiency under this instrument.

External Auditor Fees

(a) Audit Fees

“Audit fees” consist of fees for professional services for the audit of the Company’s annual financial statements, help for establishing interim financial statements and related matters. For the fiscal year ended May 31, 2008, KPMG LLP, chartered accountants, of Montréal, the Company’s external auditors, billed $80,000 to the Company for audit fees. For the fiscal year ended May 31, 2007, these fees were $80,000.

(b) Audit-Related Fees

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company’s financial statements and which are not reported under “Audit Fees” above. KPMG LLP, chartered accountants, of Montréal, the Company’s external auditors, billed $27,000 to the Company for the fiscal year ended May 31,2008 and $9,465 for the fiscal year ended May 31, 2007. These fees for services associated with the audit include, but are not limited to, the following:

•

review of the interim financial statements and management reports of the Company;

•

meeting relating to the design and documentation of the Company’s controls, in light of the regulations applicable to publicly-traded companies; and

•

consultation on the accounting treatment of options to purchase shares.

(c) Tax Fees

“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP, chartered accountants, of Montréal, the Company’s external auditors, billed $7,800 to the Company for tax fees for the fiscal year ended May 31, 2008 and no fees as to this matter for the fiscal year ended May 31, 2007. Tax fees include, but are not limited to, preparation of tax returns.

(d) All Other Fees

The “other fees” include all other fees billed for professional services other than those mentioned hereinabove. KPMG LLP, chartered accountants, of Montréal, the Company’s external auditors, billed no fees as to this matter for fiscal years ended May 31, 2008 and May 31, 2007.

APPOINTMENT OF AUDITORS

Unless otherwise specified, the persons named in the accompanying proxy form intend to vote in favour of the appointment of KPMG LLP, as auditors for the Company and to authorize the Board to determine their compensation. The auditors will hold offices until the next Annual Meeting of Shareholders of the Company or until their successors are appointed. KPMG LLP, chartered accountants, have been auditors for the Company since September 25, 2006.

CORPORATE GOVERNANCE

1.

Board of Directors

(a)

Independent directors.

The Board of Directors considers that Mr. Ronald Denis, Mr. Daniel Perry and Mr. Michel Chartrand are “independent” within the meaning of Regulation 52-110, as it applies to the Board of Directors.

(b)

Directors who are not independent.

The Board of Directors considers that Mr. Henri Harland and Mr. Michel Timperio are not “independent” within the meaning of Regulation 52-110, as it applies to the Board of Directors in that they are executive officers and employees of the Company.

(c)

Majority of directors are independent.

The Board of Directors considers that three of the five members of the Board of Directors are independent within the meaning of Regulation 52-110, as it applies to the Board of Directors. Accordingly, a majority of the directors on the Board are independent.

(d)

Independent directors do not regularly scheduled closed meetings.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

(e)

Chair of the Board is not an independent director.

Mr. Michel Timperio is not “independent” within the meaning of Regulation 52-110, as it applies to the Board of Directors in that he is the Chairman of the Board.

(f)

Attendance record of directors for Board meetings.

Since the beginning of fiscal year ended May 31, 2008, the Board of Directors has held 4 meetings. Attendance of directors at the meetings is indicated in the table below

Henri Harland	4/4
Michel Timperio	4/4
Ronald Denis	3/4
Michel Chartrand	4/4
Daniel Perry	3/4

2.

Board Mandate

How the Board delineates its role and responsibilities.

There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board of Directors.

3.

Position Descriptions

(a)

How the Board delineates the role and responsibilities of the chair and the chair of each Board committee.

No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee.  The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Company.

(b)

How the Board delineates the role and responsibilities of the CEO.

The Board of Directors has not developed a written position description for the Chief Executive Officer.  The Chief Executive Officer's objectives are discussed and decided during a Board of Directors meeting following the Chief Executive Officer's presentation of the Company’s annual plan.  These objectives include a general mandate to maximize shareholder value.  The Board of Directors approves the Chief Executive Officer's objectives for the Company on an annual basis

4.

Orientation and Continuing Education

(a)

Measures the Board takes to orient new directors

The Company provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Company's business.

(b)

 Measures the Board takes to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board does not formally provide continuing education to its directors.  The directors are experienced members.  The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.

5.

Ethical Business Conduct

(a)

Code of Business Conduct and Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics for its directors, officers and employees on May 31, 2007 which can be found on SEDAR at www.sedar.com and on the Company’s web site on www.neptunebiotech.com. A copy of the Code of Ethics and Conduct can also be obtained by contacting the Secretary of the Company. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the Chief Executive Officer or other senior executive of the Company.

The Board of Directors also adopted an Insider Trading Program for its directors, officers and employees on August 21, 2008.

(b)

Steps the Board takes to ensure directors exercise independent judgement

Since the adoption of the Code of Business Conduct and Ethics and the following policies, the Board of Directors actively monitors compliance with the Code of Ethics and Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Ethics and Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the Civil Code of Quebec, to which the Company is subject as a legal person incorporated under the Companies Act (Quebec), a director of the Company must immediately disclose to the Board of Company any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Company. The director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Company that an interested director recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

6.

Nomination of Directors

The selection of the nominees for the Board of Directors is made by the other members of the Board, based on the needs of the Company and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Company, the expertise of the candidates in fields relevant to the Company while complementing the training and experience of the other members of the Board; the will and ability of the candidates to  devote the necessary time to their duties, the Board and its committees, the will of the candidates to serve the Board for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a director of the Company and its shareholders.  The Company researches the training and qualifications of potential new directors which seem to correspond to the selection criteria of the Board and, depending on the results of said research, organizes meetings with the potential candidates.

In the case of serving directors whose term is expiring, the Company will review the services of said director during the period for which he served on the Board, including the number of meetings to which he has assisted, his level of participation, the quality of his performance and all transactions which were entered into between said director and the Company during his term.

The Company may use various sources in order to identify the candidates for the Board, including its own contacts and the references of other directors, officers, advisors of the Company and executive placement agencies.  The Company will consider candidates recommended by shareholders and will evaluate such candidates in the same manner as other candidates recommended by other sources.  In making recommendations as to nominee directors at the annual shareholders’ meeting, the Company will consider all such written recommendation made by shareholders received by the Company secretary at the latest 120 days prior to the anniversary date of the preceding annual meeting of shareholders.  The recommendations must be mailed to the Company and must include the name of the candidate, his coordinates as well as a statement of the training and the qualifications of the candidate.

Following the selection of the candidates by the Board of Directors, the Company will propose a list of candidates to the shareholders, for the annual meeting of the Company.

The Board of Directors does not have a nominating committee.

7.

Compensation

The compensation committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Company’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Company.  This committee also reviews the amount and mode of remuneration granted to the directors.  The remuneration committee may mandate an external firm in order to assist it during the execution of its mandate. The Compensation Committee considers time commitment, comparative fees and responsibilities in determining remuneration.

With respect to the compensation of the Company’s officers, see “Report on Executive Compensation” above.

The Compensation Committee is composed of three entirely “independent” members within the meaning of Regulation 52-110 as it applies to the Board of Directors out of four members. The members of the Compensation Committee are Mr. Ronald Denis, Mr. Michel Timperio, Mr. Daniel Perry and Mr. Michel Chartrand. Mr. Michel Timperio is not “independent” within the meaning of Regulation 52-110 Audit Committees, as it applies to the Board of Directors in that he is the Chairman of the Board.

The Company retained the services of AON Groupe Conseil to assist in determining the compensation of the Named Executive Officers of the Company for its fiscal year ended May 31, 2008. The mandate given to the consultant was to review and report to the compensation committee on the the compensation of Named Executive Officers of corporations comparable to the Company as well as the terms and conditions of such compensation, including incentive based remuneration.

8.

Other Board Committees

Other than the audit committee and the compensation committee, the Company also has a corporate governance committee, which is composed of five (5) members. Of this number, two members are considered not at arm’s length, namely the president and chief executive officer as well as the Chairman.  The corporate governance committee is in charge of establishing the procedure which must be followed by the Company in order for it to comply with the guidelines of the TSX Venture regarding corporate governance set out in its Policy 3.1.

9.

Assessments

No formal evaluation is in place. Assessments are not conducted on a regular basis. The Board of Directors from time-to-time examines and comments on its effectiveness and that of its committees and makes adjustments when warranted.

PARTICULARS OF MATTERS TO BE ACTED UPON

Summary of the Exchange

The present Circular is provided in connection with the proposed offer by Acasti Pharma inc. (the “Subsidiary”), a wholly-owned subsidiary of the Company, to all the Company’s holders of Notes (as defined hereinafter) to purchase such Notes at a price equal to the Notes’ value, payable by the issuance by the Subsidiary of a maximum of 9,380,355 Class A shares of the Subsidiary and 9,380,355 Series 2 warrants (as described hereinafter) (the “Exchange”).

The purpose of the Circular is to propose to all shareholders of the Company the approval of the Exchange.

The Subsidiary

The Company created the Subsidiary in order to facilitate the separation of its cardiovascular pharmaceuticals business from its nutraceuticals business, which the Company believes will:

(i)

allow the financial community to focus on Subsidiary’s cardiovascular pharmaceutical applications business separately from the Company’s core nutraceuticals business, and

(ii)

 enable the Company and the Subsidiary to attract separately pharmaceutical and nutritional companies to enter into the alliances and development contracts that are necessary to grow these businesses.

In the Company’s experience, investors and pharmaceutical partners are sometimes reluctant to invest in, or align themselves with, businesses that are not solely pharmaceutical, often because such businesses may not have specialized knowledge of the pharmaceuticals business. Similarly, nutritional companies that are the natural partners for the Company’s nutraceuticals business may be reluctant to invest in, or align themselves with, pharmaceutical businesses that are subject to regulatory and other business risks and variables that are not present in the nutraceuticals business.

The Company intends to incubate its cardiovascular pharmaceutical applications business in the Subsidiary – so far a nascent business, but one which the Company believes has definite growth potential – by gradually making it independent of the Company’s core nutraceuticals business according to a reasoned business plan.

Segregating the businesses will also allow investors focused on early stage innovator pharmaceutical companies to evaluate the specific technologies and modalities of treatment pursued by and risks faced by the Subsidiary when making an investment decision. Investors will also be able to revalue the Subsidiary as it proceeds through the various stages required to bring a product to market.

The Subsidiary was incorporated on February 1, 2002 pursuant to a certificate of incorporation issued under Part IA of the Companies Act (Quebec). On August 6, 2008, the articles of the Subsidiary were amended in order to change the Subsidiary’s name from 9113-0310 Québec Inc. to Acasti Pharma Inc. and in order to proceed with the restructuring of the Subsidiary’s capital stock and to convert its then issued and outstanding shares into newly-created classes of shares.

The Subsidiary’s head office is located at 225 Promenade du Centropolis, Suite 200, Laval, Québec, H7T 3B3.

The Subsidiary is a wholly-owned subsidiary of the Company in which the Company owns (i) 100 Class A shares, (ii) 5,000,000 Class B shares, (iii) 25,000,000 Class C shares and (iv) 8,000,000 Series 1 Class A share purchase warrants (the “Series 1 Warrants”).

The Subsidiary’s authorized capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares. The following is a brief description of the rights, privileges, conditions and restrictions attaching to the securities of the Subsidiary.

Class A shares

Each Class A share is voting (one vote per share), is participating and has no par value. There are no limitations on the right of foreign holders to hold or vote. The Class A shares shall have the right to receive, during each financial year and out of the funds which can legally serve this purpose, a dividend, of which the amount, declaration and payment thereof is left to the discretion of the directors. If such dividends were to be declared and paid to a foreign holder, such holder would be subject certain Quebec and Canadian taxes, including any withholding tax.

Class B shares

Each Class B share is voting (ten votes per share), is non-participating and has no par value. The Class B shares shall have the right to receive, as and when such dividends are declared, an annual non-cumulative dividend of five percent (5%) on the amount paid for said shares, payable at the time and in the manner which the directors may determine. The Class B shares are exchangeable for Class A shares, on a one for one basis, at the option of the holder, starting January 1st, 2009. The Class B shares are redeemable at the option of its holders, subject to certain conditions.

Class C shares

Each Class C share is non-voting, has no par value and is non-participating. The Class C shares shall have the right to receive, as and when such dividends are declared, an annual non-cumulative dividend of five percent (5%) on the amount paid for said shares, payable at the time and in the manner which the directors may determine. The Class C shares are exchangeable for Class A shares, on a one for one basis, at the option of the holder, starting January 1st, 2009, and automatically upon the request of an unrelated third party investor. The Class C shares are redeemable at the option of its holders, subject to certain conditions.

Class D shares

Each Class D share is non-voting, has no par value and is non-participating. The Class D shares shall have the right to receive, as and when such dividends are declared, a monthly variable non-cumulative dividend of half of one percent to two percent (0.5% to 2%) on the amount paid for said shares, payable at the time and in the manner which the directors may determine. The Class D shares are exchangeable for Class A shares at the option of the holder, starting January 1st, 2009, and automatically upon the request of an unrelated third party investor. The Class D shares are redeemable at the option of its holders, subject to certain conditions.

Class E shares

Each Class E share is non-voting, has no par value and is non-participating. The Class E shares shall have the right to receive, as and when such dividends are declared, a monthly variable non-cumulative dividend of half of one percent to two percent (0.5% to 2%) on the amount paid for said shares, payable at the time and in the manner which the directors may determine. The Class E shares are exchangeable for Class A shares at the option of the holder. The Class E shares are redeemable at the option of the Company.

The following is a brief description of the rights, privileges, conditions and restrictions attaching to the Subsidiary’s warrants:

Series 1 Warrants

Each Series 1 Warrants entitles its holder to purchase one Class A share at a purchase price of $0.40 per share until July 31, 2010.

Series 2 Warrants

Each Series 2 Warrant entitles its holder to purchase one Class A share at a purchase price of $0.40 per share for a period of twenty-four (24) months.

However, upon the occurrence of one of the following three events, being (i) a private placement by the Subsidiary with a third party, (ii) the Subsidiary’s initial public offering, and/or (iii) the listing of the Subsidiary’s shares on a recognized exchange (each such transaction being referred to as a “Transaction”), then the Subsidiary will have the option to shorten the twenty-four (24) month exercise period of the Series 2 Warrants to a period ending thirty (30) days following the closing date of a Transaction.  In order to do so, the Subsidiary will be required to send to all its Series 2 Warrants’ holders a written notice to this effect within ten (10) days following the closing date of a Transaction.

The Series 2 Warrants, other than those held by the Company, are redeemable by the Subsidiary at its discretion and all Series 2 Warrants, including those held by the Company, are transferable, upon the direction of the Subsidiary, to any third party designated by the Subsidiary. Both the redemption and the assignment may be effected at all times and in priority to the right of a holder to exercise its right to subscribe to Class A shares of the Subsidiary, including following the occurrence of a Transaction (for clarity, at each time a Series 2 Warrant holder will exercise its right to subscribe to Class A shares of the Subsidiary according to the terms of the Series 2 Warrants, the Subsidiary will be given a notice by its transfer agent and will have the right to exercise its right to purchase or to have purchased the Series 2 Warrant being so exercised by its holder according to the terms provided in this paragraph), in whole or in part, payable in cash or in shares, at a price equal to fifty percent (50%) of their market value.

For the purpose of such purchase, the market value of each Series 2 Warrant will be deemed to be the difference between:

(a)

the higher of (i) if a Transaction occurred at the latest thirty (30) days prior to such purchase, the market price of the Subsidiary’s Class A shares used in such Transaction, and (ii) $0.50, and

(b)

the exercise price of the Series 2 Warrants, being $0.40.

License

The Company has transferred, proceeding by tax rollover, an exclusive worldwide license to the Subsidiary to develop and market new pharmaceutical products (OTC, medical food, Rx) that target the cardiovascular system using the Company’s technology and intellectual property (the “License”). Each product will be developed and financed by the Subsidiary. The products developed by the Subsidiary are expected to require clinical trials and approval from the U.S. Food and Drug Administration before sales are allowed in the United States, and approval from similar regulatory organizations before sales are allowed in other countries.

In consideration of the transfer of the License and pursuant to the tax rollover transaction, the Subsidiary issued 5,000,000 Class B Shares, 25,000,000 Class C Shares and 8,000,000 Series 1 Warrants to the Company. In addition, the Subsidiary will pay a running royalty in favour of the Company equal to the greater of: (i) 7.5% of the net sales, being all amounts received by the Subsidiary for any licensing and for the sale of the licensed products, whether these amounts are received in cash or in kind; or of (ii) 15% of the gross margin, calculated according to Canadian Generally Accepted Accounting Principles (“GAAP”), of the Subsidiary, plus 20% of revenues from sublicenses granted by the Subsidiary to third parties. Gestion Harland Inc. will receive a consideration of 1 % of all consideration received by the Company resulting from the License to the Subsidiary, as provided in the Agreement entered between the Company and Gestion Harland Inc. in 2002.

Details of the Exchange

On July 17, 2008, the Company’s Board of Directors declared a dividend distribution to its shareholders. The Company’s Board of Directors approved a dividend of $ 0.00025 CDN per share on the outstanding common shares of the Company for payment to shareholders of record at the close of business on July 28, 2008. This dividend was paid on August 11, 2008 by the issuance of an aggregate of 9,380,355 transferable, non-convertible notes, each note having a principal value of $0.001, such notes maturing two years after the date of issue, bearing interest from the first anniversary date of their issuance at a rate of ten percent (10%) per annum, and being redeemable at all times, either in cash or in kind (the “Notes”).

On August 21, 2008, the Company’s and the Subsidiary’s Boards of Directors approved the Exchange, which will be effected by the offer by the Subsidiary to all of the holders of Notes, to purchase the Notes at a price equal to the Notes’ value, payable by the issuance by the Subsidiary of a maximum of 9,380,355 Class A shares of the Subsidiary and of 9,380,355 Series 2 warrants (the “Units”). Each Unit will be deemed to be issued at a price of $0.001 per Unit, which will be deemed to equal to the value of each Note.

The Company will not receive any consideration for the Exchange.

There is presently no market for the shares and warrants of the Subsidiary, nor will there be following the Exchange. No request to list the shares or warrants of the Subsidiary on a stock exchange has been made.

The holders of Notes who will not accept the Exchange offer of the Subsidiary to purchase their Notes will remain holders of their Notes.

Assuming (i) that the Company has exchanged the Class C shares it holds in the Subsidiary for voting and participating Class A shares of the Subsidiary, (ii) that no warrant issued by the Subsidiary has been exercised, and (iii) all Notes are converted into Shares of the Subsidiary, following the Exchange , the Company will hold 88.9% of the vote and 72.7% of the participation in the Subsidiary and shareholders of the Company, registered as of July 28, 2008, will hold the balance.

The Company has chosen July 28, 2008, as the record date for the purpose of determining the shareholders entitled to receive notice of the Meeting. The Exchange will occur after the approval of at least the majority of the Company’s shareholders, either attending the Meeting or represented thereat by proxy and by at least the majority of the minority shareholders of the Company, the minority shareholders being all of the shareholders, excluding the directors and executive officers of the Company. In addition, the implementation of the Exchange is conditional upon it being approved by the TSX Venture Exchange. Definitive share certificates and warrant certificates representing the Subsidiary’s shares and Series 2 warrants will be delivered to registered holders who elect to tender their Notes in the Exchange as soon as reasonably practicable after the approval of the Company’s shareholders.

Therefore, the shareholders will be asked to approve a resolution, text of which is annexed to this Management Proxy Circular as Schedule “B” (the “Exchange Resolution”), authorizing the Exchange.

Recommendations of the Board of Directors

THE BOARD OF DIRECTORS BELIEVES THAT THE EXCHANGE AND THE TRANSACTIONS RELATED THERETO ARE IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND THE SUBSIDIARY. ACCORDINGLY, THE BOARD OF DIRECTORS HAS APPROVED THE EXCHANGE AND THE TRANSACTIONS RELATED THERETO AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE EXCHANGE RESOLUTION.

Unless specified in the enclosed form of proxy that shares represented by the form of proxy shall be votes against the Exchange Resolution, the person represented in the enclosed form of proxy intends to vote FOR the Exchange Resolution.

MODIFICATION OF THE QUORUM AT SHAREHOLDERS MEETINGS

Section 3.06 of the Company’s By-Law  number 1 currently provides that during any meeting of the shareholders, the attendance, in person or by proxy, of the shareholders representing a majority of the shares of the share capital of the Company shall constitute a quorum.

On August 21, 2008, the Board of Directors of the Company adopted by-law number 2008-1 repealing and replacing section 3.06 of By-Law number 1 by the following:

“During any meeting of the shareholders, the attendance, in person or by proxy, of the shareholders representing ten percent (10%) of the shares of the share capital of the Company shall constitute a quorum.”.

Therefore, the shareholders will be asked to approve a resolution, text of which is annexed to this Management Proxy Circular as Schedule “C” (the “By-Law Resolution”), authorizing the approval and ratification of By-Law number 2008-1.

To be adopted, the By-Law Resolution must be approved by at least the majority of the shareholders of the Company, either attending the Meeting or represented thereat by proxy.

Recommendations of the Board of Directors

THE BOARD OF DIRECTORS BELIEVES THAT THE BY-LAW RESOLUTION IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS HAS APPROVED THE BY-LAW RESOLUTION AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE BY-LAW RESOLUTION.

Unless specified in the enclosed form of proxy that shares represented by the form of proxy shall be votes against the By-Law Resolution, the person represented in the enclosed form of proxy intends to vote FOR the By-Law Resolution.

REPRICING OF STOCK OPTIONS

On August 21, 2008, the Board of Directors of the Company approved the re-pricing of the following 850,000 stock options held by insiders of the Company:

Name of Optionee	Number of Options	Expiry Date	Current Exercise Price	Proposed New Exercise Price
Henri Harland	115,000	May 1, 2010	$7.25	See note (1)
Thierry Houillon	350,000	Feb 19, 2012	$5.75	”
Thierry Houillon	95,000	May 1, 2010	$7.25	”
Tina Sampalis	80,000	May 1, 2010	$7.25	”
André Godin	80,000	May 1, 2010	$7.25	”
Frédéric Racine	40,000	June 6, 2010	$5.50	”
Michel Timperio	30,000	May 1, 2010	$7.25	”
Michel Chartrand	20,000	May 1, 2010	$7.25	”
Ronald Denis	20,000	May 1, 2010	$7.25	”
Daniel Perry	20,000	May 1, 2010	$7.25	”
Total	850,000

(1) The greater of $2.50 and the weighted average market price over the 10 trading days commencing August 22, 2008.

The policies of the TSX Venture Exchange require that the repricing of the above mentioned stock options be approved by the majority of the disinterested shareholders of the Company, as such expression is defined in the applicable policies of the TSX Venture Exchange. Therefore, the shareholders will be asked to approve a resolution, the text of which is annexed to this Circular as Schedule “D” (the “Repricing Resolution”), authorizing the approval of the repricing of the above-mentioned stock options.

To be adopted, the Repricing Resolution must be approved by at least the majority of the disinterested shareholders of the Company, either attending the Meeting or represented thereat by proxy. To the best of the Company’s knowledge, 3,342,777 shares of the Company, held by parties interested in the Repricing Resolution, will be excluded from the vote thereon. In addition, the repricing of the above-mentioned stock options is conditional upon the approval of the TSX Venture Exchange.

Recommendations of the Board of Directors

THE BOARD OF DIRECTORS BELIEVES THAT THE REPRICING RESOLUTION IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS HAS APPROVED THE REPRICING RESOLUTION AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE REPRICING RESOLUTION.

Unless specified in the enclosed form of proxy that shares represented by the form of proxy shall be votes against the Repricing Resolution, the person represented in the enclosed form of proxy intends to vote FOR the Repricing Resolution.

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Copies of this document and additional information concerning the Company can be found on SEDAR at www.sedar.com.

In addition, copies of the Company’s annual report, financial statements and management proxy circular, all as filed on SEDAR, may be obtained from the Secretary of the Company upon request. The Company may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Company.

AUTHORIZATION

The Board of Directors of the Company has approved the contents, subject to any amendment or update deemed necessary or useful by legal counsel to the Company, and the mailing of this Management Proxy Circular.

DATED at Laval, Québec, as of August 21, 2008

(s) Michel Timperio

Michel Timperio

Chairman of the Board

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Company and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.

The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Company or of any associates or affiliates of the Company. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.

The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.

The Committee is expected to maintain free and open communication with management and the external auditors.

4.

The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.

Meet periodically with representatives of the external auditors, the internal audit manager and management in separate sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of management being present.

2.

Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3.

Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.

Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.

Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.

Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners and staff involved in the audit of the Company.

4.

Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

5.

Approve all allowable non-audit related services to be provided to the Company or one of its subsidiaries by the Company’s external auditors if applicable.

6.

Non-audit services of minimal satisfy the pre-approval requirement on the following conditions :

a)

that he aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the Company’s external auditors during the fiscal year in which the services are provided;

b)

that the Company or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)

that the services are promptly brought to the attention of the Audit Committee and approved, prior the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Company.

The Committee shall:

1.

Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Company. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.

Review the Company’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors before the Company publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.

Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4.

Review with the external auditors and financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Company.

5.

Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6.

Review and approve all related party transactions undertaken by the Company.

Periodic Responsibilities

The Committee shall:

1.

Review periodically with management any legal and regulatory matters that may have a material impact on the Company’s financial statements, compliance policies and compliance programs.

2.

Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under TSX Venture Exchange rules.

3.

Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

4.

Perform such other functions assigned by law, the Company’s Articles or bylaws, or by the Board of Directors.

5.

Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6.

Review and approve the engagement policy of the Company with respect to partners, employees, former partners and employees of the current and previous external auditors of the Company.

7.

Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.

Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2.

Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.

Communicate directly with the internal and external auditors.

 SCHEDULE “B”

RESOLUTION OF THE SHAREHOLDERS-EXCHANGE

IT IS HEREBY RESOLVED AS FOLLOWS:

1.    To approve, upon the conditions stipulated in the circular relating to the Meeting (the “Circular”), the Exchange (as such term is defined in the Circular), which will be effected by the offer by Acasti Pharma Inc. (the “Subsidiary”) to all of the holders of Notes (as such term is defined in the Circular) to purchase the Notes at a price equal to the Notes’ value, payable by the issuance by the Subsidiary of a maximum of 9,380,355 Class A shares of the Subsidiary and of 9,380,355 Series 2 warrants (as such term is defined in the Circular).

2.    That Mr. Henri Harland be and he is hereby authorized to sign, for and on behalf of the Company, any document and to undertake any step necessary or useful, in his sole discretion, to give full effect to these resolutions.

SCHEDULE “C”

RESOLUTION OF THE SHAREHOLDERS-BY-LAW

BY-LAW NUMBER 2008-1 REPEALING AND REPLACING SECTION 3.06 OF BY-LAW NUMBER 1

IT IS RESOLVED to approve and to ratify by-law number 2008-1 repealing and replacing section 3.06 of By-Law Number 1, as adopted by the Board of Directors.

SCHEDULE “D”

RESOLUTION OF THE STOCK OPTIONS REPRICING

IT IS HEREBY RESOLVED AS FOLLOWS:

1.    To approve that the exercise price of the 850,000 stock options to purchase a total of 850,000 common shares of the Company described in the Circular be amended as described in the Circular;

2.    That Mr. Henri Harland be and he is hereby authorized to sign, for and on behalf of the Company, any document and to undertake any step necessary or useful, in his sole discretion, to give full effect to these resolutions.